UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 6, 2020

Menlo Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38356	45-3757789
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

200 Cardinal Way

Redwood City, California 94063

(Address of principal executive offices, including Zip Code)

(650) 486-1416

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	MNLO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 5.07 Submission of Matters to a Vote of Security Holders.

On February 6, 2020, Menlo Therapeutics Inc., a Delaware corporation (“Menlo” or the “Company”), held a special meeting of stockholders (the “Special Meeting”) to consider certain proposals related to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 10, 2019, as amended on December 4, 2019, by and between the Company, Giants Merger Subsidiary Ltd., a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Foamix Pharmaceuticals Ltd., a company organized under the laws of Israel (“Foamix”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Foamix, with Foamix surviving as a wholly-owned subsidiary of the Company (the “Merger”).

As of January 8, 2020, the record date for the Special Meeting, there were 24,402,631 shares of common stock of Menlo outstanding, each of which was entitled to one vote for each proposal at the Special Meeting. At the Special Meeting, a total of 20,430,083 shares of common stock, representing approximately 83.72% of the shares entitled to vote, were present in person or represented by proxy, constituting a quorum to conduct business.

At the Special Meeting, Company stockholders considered two proposals, each of which is described in more detail in a definitive proxy statement filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 4, 2019 (as subsequently amended on January 6, 2020, the “Notice”). The final results regarding each proposal are set forth below.

Proposal No. 1:

The Company’s stockholders approved the issuance of shares of Menlo common stock to Foamix shareholders (including potential Foamix shareholders under Foamix’s equity incentive plans, stock purchase plan and warrants being assumed by Menlo), pursuant to the Merger Agreement and upon conversion, if applicable, of certain contingent stock rights (the “CSRs”) pursuant to that certain contingent stock rights agreement governing the terms of the CSRs to be received by Foamix’s shareholders, in each case, in connection with the Merger and the change of control of Menlo resulting from the Merger under Nasdaq rules (the “Menlo Merger Proposal”).

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,418,797	5,686	5,600	0

Proposal No. 2:

The Company’s stockholders approved an adjournment of the Special Meeting to a later date or dates, if necessary, to permit the solicitation of additional proxies if, based upon the tabulated vote at the time of the Special Meeting, there were not sufficient votes to approve the Menlo Merger Proposal.

Votes For	Votes Against	Abstentions	Broker Non-Votes
19,598,365	826,117	5,601	0

Item 8.01. Other Events.

Press Release

On February 6, 2020, the Company and Foamix issued a joint press release announcing stockholder approval of the Menlo Merger Proposal and the results of the extraordinary general meeting of Foamix shareholders held on February 6, 2020, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information and Where to Find It

On January 6, 2020, Menlo filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the SEC. The registration statement has been declared effective by the SEC. BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Security holders may obtain a free copy of the Form S-4, including the joint proxy statement/prospectus, and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the Form S-4, including the joint proxy statement/prospectus, and other documents containing important information about Menlo and Foamix through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at http://ir.menlotherapeutics.com/financials/sec-filings and https://www.foamix.com/investors/sec-filings, respectively, copies of materials they file with, or furnish to, the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) conditions to the closing of the merger may not be satisfied; (ii) the merger may involve unexpected costs, liabilities or delays; (iii) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (iv) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (v) the outcome of any legal proceedings related to the merger; (vi) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (vii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (viii) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (ix) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (x) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed herewith.

Exhibit No.	Description

99.1	Press release, dated February 6, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MENLO THERAPEUTICS INC.

Date: February 6, 2020	By:	/s/ Steven Basta
Steven Basta
President, Chief Executive Officer and Director